Franklin Templeton Investments

One Franklin Parkway

San Mateo, CA 94403-1906

November 27, 2013

Filed via EDGAR (CIK #0000876441)

Ms. Karen Rossotto, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin Templeton International Trust (the “Registrant”)

(File Nos. 033-41340, 811-06336)

Dear Ms. Rossotto:

On behalf of the above-referenced Registrant, submitted herewith under the EDGAR system, are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Jason M. Venner, Esq., Franklin Templeton Investments, and Christopher J. Zimmerman, Esq., Stradley Ronon Stevens & Young, LLP, on November 14, 2013, with regard to the Preliminary Proxy Statement and other materials (the “Proxy Statement”).  The Proxy Statement was filed with the Commission on October 31, 2013, on behalf of the Registrant for the Franklin India Growth Fund (the “Fund”).

The Proxy Statement is with regard to the Special Meeting of Shareholders (the “Meeting”) of the Fund, which is scheduled to be held on February 12, 2014.  At the Meeting, shareholders will be asked to: (1) approve a new subadvisory agreement between Franklin Advisers, Inc. (“FAV”) and Templeton Asset Management Ltd. (“TAML”); and (2) approve the use of a “manager of managers” structure whereby the investment manager will be able to hire and replace subadvisers without shareholder approval.  Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Proxy Statement.

1.         Comment:  Please revise the section, “Introduction to the Proposals,” into “Plain English.”  Please also include a summary of the primary differences between discretionary and non-discretionary investment management services.

            Response:   We have reviewed and revised the section, “Introduction to the Proposals,” in certain instances, in consideration of the Staff’s comment.  We have also added to the section relevant disclosure that summarizes the primary differences between discretionary and non-discretionary investment management services.

2.         Comment:  In the section, “Introduction to the Proposals,” please indicate whether the subadvisers are affiliated with FAV.

Response:  We note the ownership structure of TAML is discussed in the section, “Further Information Regarding the Fund’s Investment Manager and Subadvisers.”  Nevertheless, in response to the Staff’s comment, we have revised the section, “Introduction to the Proposals,” to also indicate that the subadvisers are affiliated with FAV.

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3.         Comment: Please confirm in the response letter to the Staff that all material considerations of the Board in approving the New TAML Subadvisory Agreement are disclosed in the section, “Why did the Board approve the New TAML Subadvisory Agreement?”

Response: We have confirmed that all material considerations of the Board in approving the New TAML Subadvisory Agreement are disclosed in the section.

4.         Comment:  Please indicate whether there are any changes to the subadvisory fees or fees paid by Fund shareholders in the section “Are there any material differences between the New TAML Subadvisory Agreement and the Existing TAML Subadvisory Agreement?”

Response:  We note that the fees paid by Fund shareholders are not changing but that the subadvisory fees paid under the New TAML Subadvisory Agreement will change, which is discussed in the section, “What are the Material Terms of the New TAML Subadvisory Agreement?”  Nevertheless, in response to the Staff’s comment, we have added a brief summary of the change of subadvisory fees in the section, “Are there any material differences between the New TAML Subadvisory Agreement and the Existing TAML Subadvisory Agreement?”

5.         Comment: Please clarify the meaning of the term “conditional,” which is referenced before “exemptive order,” in the section, “How will the Manager of Managers Structure Operate?”

Response:  We note that the term “conditional” means the conditions required for exemptive relief from the SEC as set forth in the Application.  Nevertheless, in response to the Staff’s comment, we have decided to remove the term “conditional.”

6.         Comment:  Please add “without shareholder approval” after the phrase, “The Order allows FAV to hire new subadvisers,” in the section, “How will the Manager of Managers Structure Operate?”

Response:  We have revised as requested.

7.         Comment:  In the section, “Solicitation of Proxies,” please confirm the estimated cost range of the proxy solicitor and who is paying for the proxy solicitation.

Response: We have confirmed the estimated cost range of the proxy solicitor.  In the section, “Solicitation of Proxies,” we note that the “costs of soliciting proxies, including the fees of a proxy solicitation agent, will be borne by FAV or its affiliates.”

The Registrant acknowledges that: (i) it is responsible for the adequacy of the disclosure in its filings; (ii) the Commission is not foreclosed from taking any action with respect to the filing; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please do not hesitate to contact Jason Venner at (650) 312-3455 or me at (650) 312-2018 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Steven J. Gray

Steven J. Gray
Vice President and Assistant Secretary